Amended Schedule C
to the Transfer Agency and Services Agreement
between World Funds Trust (the “Trust”) and
Commonwealth Fund Services, Inc. (“CFS”) dated as of August 2, 2013

Dated as of August 2, 2013

FEE SCHEDULE
DGHM All-Cap Value Fund
DGHM V2000 SmallCap Value Fund

For Investor Class Shares and C Class Shares:   The greater of 6 basis points on assets up to $50 million and 4 basis points on assets over $50 million per year, or an annual maintenance fee of $16.00 per open direct account; $12.00 per open networked account and $3.00 per closed account;

For Institutional Class Shares:   3 basis points on assets up to $100 million; 2 basis points on assets over $100 million per year;

Subject to an $18,000 annual minimum. Annual minimum reduced to $15,000 for first year of operation.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period. For example, an account opened and funded on January 2, 2009 which is redeemed in full on May 31, 2009 would continue to be billable as an open account until April 15, 2010 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2010, the account would be billable as a closed account for six months. At that time, assuming there has been no activity, the account will become obsolete and is no longer billable. Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.

Internet access for shareholder account look-up and broker account access will be available to those portfolios wishing to provide the service to their shareholders and/or brokers.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

Postage	Forms
Telephone (Long Distance/800 Service)	Mailing House Expenses
Telephone (Dedicated circuits)	Proxy Solicitation
Express Charges	Storage Fees
Fund/SERV & Networking Fees	Bank Account Maintenance Fees
FedWire/ACH/Swift Fees	Custom Programming Costs
Special Reports	Conversion/Deconversion Costs*
Special Training requested by Fund	SAS 70 Reporting
Annual AML Review	22c-2 Compliance

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

Principal/Officer	$250.00/hr
Manager/Supervisor	$175.00/hr
Programmer/Technical	$150.00/hr
Administrative	$ 75.00/hr

*Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.